Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 30, 2006

(In millions, except ratio)

Earnings
Earnings before income taxes	$2,543
Interest expense	276
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(10)
Portion of rents representative of an interest factor	44
Amortization of debt premium and discount, net	(3)

Adjusted earnings from continuing operations before income taxes	$2,850

Fixed Charges
Interest expense	$276
Portion of rents representative of an interest factor	44
Amortization of debt premium and discount, net	(3)
Capitalized interest	—

Total fixed charges	$317

Ratio of Earnings to Fixed Charges	9.0